Exhibit 4(d)
                           STOCK AWARD AGREEMENT


              THIS AGREEMENT is made as of the 18th day of February, 1999 between Quixote Corporation, a Delaware corporation (the "Company"), and Philip Bigley ("Bigley").

                                 WITNESSETH

      WHEREAS, Bigley has been a key contributor to the success of the Company as the international consultant for the Company's Energy
Absorption Systems, Inc. subsidiary; and

      WHEREAS, the Audit/Compensation Committee of the Board of Directors has determined that it is in the best interests of the Company and its stockholders to awards shares of the Company's common stock to Bigley;

      NOW, THEREFORE, in consideration of the premises set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Award of Shares. The Company hereby awards Bigley and Bigley hereby accepts the Company's award of One Thousand (1,000) shares (the "Shares") of Common Stock, $.01 2/3 par value per share, of the Company ("Common Stock"), subject to the terms and conditions set forth in this Agreement (the "Award").

2. Award Date. The issuance of the Shares to Bigley shall occur simultaneously with the date of this Agreement (the "Award Date"). The Shares had a Fair Market Value of $ 12.27 on the Award Date. For purposes of this Agreement, the current per share market price of the Company's Common Stock is deemed to be the average of the daily closing prices for the thirty (30) consecutive business days before the Award Date as reported by NASDAQ.

3. Stock Certificate. The Company shall provide Bigley with a stock certificate representing the Shares, which shall bear a legend evidencing the fact that the issuance of the Shares has not been registered under the Securities Act of 1933, as amended. At such time as the Shares are either registered under the Securities Act of 1933, as amended, or are otherwise exempt from registration, the Company shall provide Bigley with a stock certificate representing the Shares without such a legend.

4. Taxes. As part of the Award, the Company will pay Bigley's estimated taxes on the compensation represented by the Award.


5. Successors and Assigns. This Agreement shall be binding upon and inure to the benefits of the Company and Bigley and their respective legal representatives, successors, heirs and assigns, by operation of law or otherwise.


6. Severability. In the event that any provision of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect.


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7.      Applicable Law.  This Agreement shall be construed and enforced in accordance with, and governed by, the law of the State of Illinois, without application of any choice of law principles that would apply any law other than the law of Illinois.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be effective as of the day and year first above written.


BIGLEY:                             QUIXOTE CORPORATION

/s/ Philip Bigley                     By: /s/ Philip E. Rollhaus, Jr.
Philip Bigley                        Its: Chief Executive Officer